November 23, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: Larry Spirgel, Office Chief; Patrick Faller, Staff Attorney

Re:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-1
Filed October 13, 2022
File No. 333-267869

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2022, with respect to the Registration Statement on Form S-1, File No. 333-267869, filed with the Commission on October 13, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Pre-Effective  Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which Amendment No. 1 is being filed via EDGAR on Form S-3 instead of Form S-1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to, as indicated, Amendment No. 1 or our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Quarterly Report”), which is incorporated by reference into Amendment No. 1. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1 filed on October 13, 2022

General

1.
We note that during your most recent earnings call on August 16, 2022, management discussed how the company is expected to “largely focus on selling power to the grid” in the near term and explained how the power business is critical to your company. Management also stated it is highly probable that a “meaningful portion” of your power generation will be allocated to selling power to the grid regardless of the company’s hash rate capacity. However, you state that the company is “currently focused on mining Bitcoin” on page 1 of your registration statement and make similar disclosures on page 6. With a view towards revised disclosure, please advise whether your registration statement should be modified to reflect your recent focus on energy production and sales. If so, address how any changes to your operations are expected to impact the company’s focus on Bitcoin mining in the short and long term and if there are additional legal or business risks to the company resulting from your expanded energy production. Make appropriate updates to your disclosures to reflect any material transition in your business strategy.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that our principal long-term focus remains on mining Bitcoin and on expanding our Bitcoin mining business.  However, in response to the Staff’s comment, we have included disclosure in the Quarterly Report and in Amendment No. 1 to (i) explain how our vertically integrated business model resulting from our ownership and operation of two power plants that each qualifies as an Alternative Energy System (due the fact that coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source) affects our operations, (ii) explain that, with lower Bitcoin margins and higher power costs, our model has allowed us to toggle between selling power to the grid and mining Bitcoin, and (iii) discuss additional risks to us resulting from our ownership and operation of power generation facilities. Please see page 1 of Amendment No. 1 and pages 51, 62, 66 to 69, 84, 85 and 86 of the Quarterly Report.

Prospectus Summary, page 1

2.
You disclose that owning your power source “helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers.” Revise your disclosure to identify your peer set and provide the basis for your statement that you produce Bitcoin at one of the lowest prices among your peers. Advise how you determined your peer set and whether any companies meeting any selection criteria were otherwise excluded.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosure in the Quarterly Report to explain the basis for our belief that our cost of power is generally below the prevailing market price of power that many of our peers must pay at times, and may have to pay in the future, for power during periods of uncertain or elevated power pricing. Among other things, our ability to utilize renewable energy tax credits helps to offset and reduce our net cost of power. Please see page 1 of Amendment No. 1 and page 51 of the Quarterly Report.

We supplementally advise the Staff that we determined our public peers by analyzing public filings and other publicly available information by and about companies that engage in similar Bitcoin mining operations. Several public companies (traded in the U.S. and internationally) may be considered to compete with us in this regard, although we believe that we are unique amongst our peers in that there is no Bitcoin mining company, including any of the public companies we have identified as peers as referenced in the next paragraph, that owns its own power generation facilities with a similar environmentally-beneficial strategy that generates environmental tax credits.

We have included a list of our public company competitors, or peers, in our Annual Report on Form 10-K, filed with the Commission on March 29, 2022, under Part I, Item 1. Business under the heading “Competition.” We supplementally advise the Staff that we did not exclude any companies meeting the above criteria from our peer set at the time of the filing, and we further advise the Staff that we will update the list of public companies we consider to be part of our peer set, as needed, in future Annual Reports on Form 10-K.

Recent Developments, page 6

3.
Please include a summary paragraph introducing your recent developments that explains why management restructured the company’s debt, agreed to sell a large portion of its bitcoin miners, and terminated its data center hosting agreement, among other things.

RESPONSE: We acknowledge the Staff’s comment and have included disclosure in the Quarterly Report under Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the header “Recent Developments – Debt Restructuring Initiatives” to summarize our recent developments and explain why management restructured our debt, agreed to sell a large portion of our bitcoin miners, and restructured our data center hosting agreement, among other things. Please see pages 59 to 60 and 85 of the Quarterly Report. Further, as we have disclosed in the Quarterly Report, while the data center hosting agreement with Northern Data was terminated, we entered into a settlement agreement with Northern Data such that we continue to have access to and use of pods and Strongboxes that are capable of hosting and supporting miners. The number of available mining slots under the aforementioned pods and Strongboxes remains the same.  We now pay a nominal annual fee for the use of such pods and we have the option to purchase the pods at the end of the two-year term based on the prevailing hash price at such time.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 237-0022, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:	Patrick Faller, Staff Attorney
Larry Spirgel, Office Chief
Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.